13G

CUSIP No. 98933Q108

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

(Amendment No. 1)*

ZELTIQ Aesthetics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98933Q108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

13G

CUSIP No. 98933Q108

Item 1(a).	Name of Issuer: ZELTIQ Aesthetics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4698 Willow Road, Suite 100

Laguna Hills, California 92653

Item 2(a).	Name of Persons Filing:

Frazier Healthcare V, L.P. (“FH V”), FHM V, L.P. (“FHM L.P.”) and FHM V, L.L.C. (“FHM L.L.C.”), and collectively, the “Reporting Persons”. FHM L.P. is the sole general partner of FH V. FHM L.L.C. is the sole general partner of FHM L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of each of the Reporting Persons is:

c/o Frazier Healthcare Ventures

601 Union Street, Suite 3200

Seattle, WA 98101

Item 2(c).	Citizenship: FH V and FHM L.P. are limited partnerships organized under the laws of the State of Delaware. FHM L.L.C. is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number: 98933Q108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 2 of 5 Pages

13G

CUSIP No. 98933Q108

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 3 of 5 Pages

13G

CUSIP No. 98933Q108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 7, 2016	Frazier Healthcare V, L.P.
By FHM V, L.P., its General Partner
By FHM V, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey

Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	FHM V, L.P.

By: FHM V, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey

Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	FHM V, L.L.C.

	By:	/s/ Steve R. Bailey

Steve R. Bailey, Chief Financial Officer

Page 4 of 5 Pages

13G

CUSIP No. 98933Q108

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of ZELTIQ Aesthetics, Inc.

Dated March 7, 2016	Frazier Healthcare V, L.P.
By FHM V, L.P., its General Partner
By FHM V, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey

Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	FHM V, L.P.

By: FHM V, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey

Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	FHM V, L.L.C.

	By:	/s/ Steve R. Bailey

Steve R. Bailey, Chief Financial Officer

Page 5 of 5 Pages